# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liftoff Mobile, Inc., CIK 0001850351
CUSIP: 53229X101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001404073

## Reporting persons
- Redbird ML Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Redbird ML Holdco GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- BCP Redbird Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- BCP VII Holdings Manager L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Management Associates VII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- BMA VII L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Holdings III L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Quebec Canada (A8); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 83,831,109; shared voting power 0; sole dispositive power 83,831,109; shared dispositive power 0; aggregate amount beneficially owned 83,831,109 (49.5% of the class)

## Item 1. Issuer
Name of issuer: Liftoff Mobile, Inc.
Address of issuer's principal executive offices: 900 Middlefield Road, Redwood City, California 94063

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Redbird ML Holdco LP
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ii) Redbird ML Holdco GP LLC
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iii) BCP Redbird Aggregator L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iv) BCP VII Holdings Manager L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(v) Blackstone Management Associates VII L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vi) BMA VII L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vii) Blackstone Holdings III L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Quebec, Canada

(viii) Blackstone Holdings III GP L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ix) Blackstone Holdings III GP Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(x) Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xi) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xii) Stephen A. Schwarzman
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: United States
Address of principal business office or, if none, residence: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover pages hereto, and is incorporated herein by reference.

As of September 30, 2026, the Reporting Persons may be deemed to beneficially own an aggregate of 83,831,109 shares of common stock, par value $0.0001 per share (the "Common Stock") of Liftoff Mobile, Inc. (the "Issuer").

The Common Stock is held directly by Redbird ML Holdco LP. Redbird ML Holdco GP LLC is the general partner of Redbird ML Holdco LP. BCP Redbird Aggregator L.P. is the managing member of Redbird ML Holdco GP LLC. BCP VII Holdings Manager L.L.C. is the general partner of BCP Redbird Aggregator L.P. Blackstone Management Associates VII L.L.C. is the sole member of BCP VII Holdings Manager L.L.C. BMA VII L.L.C. is the sole member of Blackstone Management Associates VII L.L.C. Blackstone Holdings III L.P. is the managing member of BMA VII L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned directly by Redbird ML Holdco LP or indirectly controlled by it, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (except to the extent it directly holds Issuer securities reported herein) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.

Calculations of the percentage of shares of Common Stock beneficially owned are based on 169,331,527 shares of Common Stock outstanding as of July 28, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 13, 2026.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Signature Pages.
Exhibit 99.2 Joint Filing Agreement, by and among the Reporting Persons, dated as of November 6, 2026.

## Signatures
- Redbird ML Holdco LP: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Redbird ML Holdco GP LLC: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- BCP Redbird Aggregator L.P.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- BCP VII Holdings Manager L.L.C.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Blackstone Management Associates VII L.L.C.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- BMA VII L.L.C.: /s/ Robert Brooks, Robert Brooks, Authorized Signatory, See Exhibit 99.1 (11/06/2026)
- Blackstone Holdings III L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Holdings III GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (08/07/2026)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (11/06/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman, See Exhibit 99.1 (11/06/2026)